OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2007
Estimated average burden hours per response ... 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-22026
Rent-Way, Inc.
(Exact name of registrant as specified in its charter)
One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place a check in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certificate or notice date: One holder of record
     Pursuant to the requirements of the Securities Exchange Act of 1934, Rent-Way, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2006	By:	/s/ Mark E. Speese
		Name:	Mark E. Speese
		Title:	President and Chief Executive Officer